UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM T-3
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939
AMBASSADORS INTERNATIONAL, INC.
(Name of applicant)
2101 4th Avenue, Suite 210, Seattle, Washington 98121
(Address of principal executive offices)
Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount*
10% Senior Secured Notes due 2012	Up to a maximum aggregate principal amount of $26,500,000
Approximate date of proposed public offering:
As promptly as practicable after the date of this Application for Qualification

Name and address of agent for service:	With copies to:

Arthur A. Rodney Chief Executive Officer Ambassadors International, Inc. 2101 4th Avenue, Suite 210 Seattle, Washington 98121 (206) 292-9606	David J. Johnson, Jr., Esq. John-Paul Motley, Esq. O’Melveny & Myers LLP 1999 Avenue of the Stars, 7th Floor Los Angeles, California 90067 (310) 553-6800

*	The actual aggregate principal amount of 10% Senior Secured Notes due 2012 to be issued pursuant to the New Indenture, which is defined below, may be less and will depend upon the aggregate amount of the Company’s 3.75% Convertible Senior Notes due 2027 that are exchanged as described in Item 2 hereof, “Securities Act Exemption Applicable.”
The applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the applicant.

GENERAL
1. General Information.
(a) Form of organization: The applicant, Ambassadors International, Inc. (the “Company”), is a corporation.
(b) State or other sovereign power under the laws of which organized: The Company is organized under the laws of the State of Delaware.
2. Securities Act Exemption Applicable.
The Company is planning to offer (the “Exchange Offer”) to exchange for each $1,000 principal amount of its outstanding 3.75% Convertible Senior Notes due 2027 (the “Existing Notes”): (i) 230.3766 shares of its common stock, par value $0.01 per share (“Common Stock”) plus (ii) $273.1959 principal amount of its 10% Senior Secured Notes due 2012 (the “New Notes,” and together with the consideration referenced in clause (i), the “Exchange Consideration”), upon the terms and subject to the conditions set forth in the Offer to Exchange and Consent Solicitation (as amended and supplemented from time to time, the “Offer to Exchange”), the accompanying Letter of Transmittal and Consent Solicitation and the related offer materials (as amended and supplemented from time to time, the “Offer Documents”). The Company may issue up to $26,500,000 aggregate principal amount of New Notes and up to 22,346,534 shares of Common Stock pursuant to the Exchange Offer. The aggregate principal amount of New Notes and the number shares of Common Stock actually issued pursuant to the Exchange Offer will depend on the aggregate principal amount of Existing Notes validly tendered and accepted for exchange pursuant to the Exchange Offer. The definitive terms and conditions of the Exchange Offer will be contained in the Offer Documents, which will be filed by amendment as Exhibits T3E.1 through T3E.4 hereto and incorporated herein by reference.
The New Notes will be issued under the indenture (the “New Indenture”) to be qualified by this Application for Qualification (this “Application”).
No tenders of Existing Notes will be accepted for exchange before the effective date of this Application.
The Company intends to make the Exchange Offer in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), afforded by Section 3(a)(9) thereof, based upon the following facts:
•	The New Notes will be offered by the Company to its existing security holders exclusively and solely in exchange for Existing Notes of the Company.

•	There have not been any sales of securities of the same class as the New Notes by the Company by or through an underwriter at or about the time of the Exchange Offer, nor are there any such sales planned.

•	The Company has not paid or given, and will not pay or give, directly or indirectly, any commission or remuneration to any broker, dealer, salesman, agent or other person for soliciting tenders in the Exchange Offer. To the extent solicitations are undertaken by the Company’s officers and regular employees, such officers and regular employees will not receive additional compensation for making such solicitations.

•	The Company has not retained a dealer-manager in connection with the Exchange Offer. The Company has engaged Globic Advisors as the exchange agent for the Exchange Offer (the “Exchange Agent”) and as the information agent for the Exchange Offer (the “Information Agent”). The Exchange Agent and Information Agent will provide to the Holders only information otherwise contained in the Offer to Exchange and related Offer Documents and general information regarding the mechanics of the exchange process. The Exchange Agent will provide acceptance and exchange services with respect to the exchange of Existing Notes for Common Stock and New Notes. Neither the Exchange Agent nor the Information Agent will solicit exchanges in connection with the Exchange Offer or make recommendations as to acceptance or rejection of the Exchange Offer. The Exchange Agent and Information Agent will be paid reasonable fees directly by the Company for their services. Such fees are not conditioned on the success of the Exchange

Offer. Officers and regular employees of the Company may provide information concerning the Exchange Offer to the Holders but will not receive any additional compensation for doing so.
•	No Holder has made or will be requested to make any cash payment in connection with the Exchange Offer other than (i) the payment of any applicable taxes, in accordance with the terms of the Exchange Offer Materials or (ii) if such Holder tenders its Existing Notes through its broker, dealer, commercial bank, trust company or other institution, any applicable fees or commissions payable to such broker, dealer, commercial bank, trust company or other institution.
AFFILIATIONS
3. Affiliates.
The following list sets forth the affiliates of the Company as of the date of this Application:

			Percentage
Name of Affiliate	Jurisdiction	Owner of Voting Securities	Owned
Ambassadors Cruise Group, LLC	Delaware	Ambassadors International, Inc.	100%
Cypress Reinsurance Ltd	Bermuda	Ambassadors International, Inc.	100%
Ambassadors, LLC	Delaware	Ambassadors International, Inc.	100%
American West Steamboat Company, LLC	Oregon	Ambassadors Cruise Group, LLC	100%
MQ Boat, LLC	Delaware	Ambassadors Cruise Group, LLC	100%
DQ Boat, LLC	Delaware	Ambassadors Cruise Group, LLC	100%
QW Boat, LLC	Oregon	Ambassadors Cruise Group, LLC	100%
Contessa Boat, LLC	Delaware	Ambassadors Cruise Group, LLC	100%
CQ Boat, LLC	Delaware	Ambassadors Cruise Group, LLC	100%
Ambassadors International Holdings Marshall Islands LLC	Marshall Islands	Ambassadors Cruise Group, LLC	100%
Ambassadors International Cruise Group LLC	Marshall Islands	Ambassadors International Holdings Marshall Islands LLC	100%
Ambassadors International Investments, LLC	Marshall Islands	Ambassadors International Holdings Marshall Islands LLC	100%
Ambassadors International Cruise Group (USA), LLC	Delaware	Ambassadors International Cruise Group LLC	100%
Windstar Sail Cruises Limited	Bahamas	Ambassadors International Cruise Group LLC	100%
Wind Star Limited	Bahamas	Windstar Sail Cruises Limited	100%
Wind Spirit Limited	Bahamas	Windstar Sail Cruises Limited	100%
Degrees Limited	Bahamas	Windstar Sail Cruises Limited	100%
For purposes of this Application only, certain directors and officers of the Company may be deemed to be “affiliates” of the Company by virtue of their positions with the Company, and certain persons may be deemed “affiliates” of the Company by virtue of their holdings of the voting securities of the Company. See Item 4 hereof, “Directors and Executive Officers,” and Item 5 hereof, “Principal Owners of Voting Securities.”
MANAGEMENT AND CONTROL
4. Directors and Executive Officers.
Set forth below are the names and all offices of all directors and executive officers of the Company as of the date hereof. The mailing address for each director and executive officer is c/o Ambassadors International, Inc., 2101 4th Avenue, Suite 210, Seattle, Washington 98121.

Name	Office(s)
Arthur A. Rodney	Director, Interim Chief Executive Officer
J. Hale Hoak	Director
Rafer L. Johnson	Director
Daniel J. Englander	Director
Mark Detillion	Chief Financial Officer
Joseph G. McCarthy	Vice President, Corporate Development, and General Counsel
5. Principal Owners of Voting Securities.
As of September 9, 2009, based on publicly available information, the Company believes that the following person beneficially owns ten percent (10%) or more of the voting securities of the Company:

			Percentage of Voting
Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Securities Owned(1)
Peter V. Ueberroth	Common Stock	1,301,000	11.64%
The Contrarian Group, Inc.
1071 Camelback St., Suite 111
Newport Beach, CA 92660

(1)	The percentage of voting securities owned is based on 11,173,267 shares of the Company’s Common Stock, par value $0.01 per share, outstanding as of September 9, 2009.
UNDERWRITERS
6. Underwriters.
(a) During the three years prior to the date of the filing of this Application, each of the following persons has acted as an underwriter or placement agent of the Company’s securities outstanding on the date of this Application.

Name of Underwriter and Mailing Address	Class of Securities Underwritten
Thomas Weisel Partners LLC One Montgomery Street, Suite 3700 San Francisco, CA 94104	3.75% Convertible Senior Notes due 2027
(b) There are no underwriters of the securities proposed to be offered in the Exchange Offer.
CAPITAL SECURITIES
7. Capitalization.
(a) The table below sets forth the amount authorized and amount outstanding of each class of the Company’s securities as of September 9, 2009.

Title of Class (1)	Amount Authorized	Amount Outstanding
Common Stock, par value $0.01 per share	42,000,000 shares	11,173,267 shares (2)
Preferred Stock, par value $0.01 per share	2,000,000 shares	0 shares
3.75% Convertible Senior Notes due 2027	$97,000,000 principal amount	$97,000,000 principal amount (3)

(1)	The Company may issue up to $26,500,000 aggregate principal amount of New Notes pursuant to the Exchange Offer. The aggregate principal amount of New Notes actually issued pursuant to the Exchange Offer will depend on the aggregate principal amount of Existing Notes tendered and accepted pursuant to the Exchange Offer.

(2)	The Company may issue up to 22,346,534 shares of Common Stock pursuant to the Exchange Offer. The number of shares of Common Stock actually issued pursuant to the Exchange Offer will depend on the aggregate principal amount of Existing Notes tendered and accepted pursuant to the Exchange Offer.

(3)	Convertible into Common Stock of the Company at a rate of 17.8763 shares per $1,000 principal amount of Existing Notes, subject to certain adjustments.
(b) Each holder of Common Stock is entitled to one vote for each share of Common Stock registered in such holder’s name on all matters submitted to the Company’s stockholders. The Company’s board of directors has the authority to issue preferred stock of the Company with such voting rights as it may designate.
INDENTURE SECURITIES
8. Analysis of Indenture Provisions.
The New Notes will be subject to the New Indenture. A general description of certain provisions of the New Indenture, as required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended, will be filed by amendment.
9. Other Obligors.
Not applicable.
Contents of Application for Qualification
This application for qualification comprises:
(a) pages numbered 1 to 8, consecutively;
(b) the statement of eligibility and qualification on Form T-1 of the trustee under the New Indenture (the “Trustee”) (to be filed by amendment); and
(c) the following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee:

Exhibit
Number	Description

Exhibit T3A.1	Certificate of Incorporation of Ambassadors International, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1 (Registration No. 33-93586))

Exhibit T3A.2	Certificate of Amendment to Certificate of Incorporation of Ambassadors International, Inc. (incorporated by reference to Appendix A of our Definitive Proxy Statement filed on April 18, 2007)

Exhibit T3B.1	Amended and Restated Bylaws of Ambassadors International, Inc. (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed April 10, 2008)

Exhibit T3C.1	Form of Indenture between the Company and the Trustee (to be filed by amendment)

Exhibit T3D	Not applicable

Exhibit T3E.1	Offer to Exchange (to be filed by amendment)

Exhibit
Number	Description

Exhibit T3E.2	Letter of Transmittal (to be filed by amendment)

Exhibit T3E.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (to be filed by amendment)

Exhibit T3E.4	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (to be filed by amendment)

Exhibit T3F.1	Cross reference sheet showing the location in the New Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939, as amended (to be filed by amendment)

Exhibit 25.1	Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939, as amended (to be filed by amendment)

SIGNATURE
Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, Ambassadors International, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Newport Beach, and State of California, on this 11th day of September, 2009.

(SEAL)	AMBASSADORS INTERNATIONAL, INC.
	By:	/s/ Arthur A. Rodney
		Name:	Arthur A. Rodney
		Title:	Chief Executive Officer

Attest:	/s/ Patricia J. Alder
	Name:	Patricia J. Alder

EXHIBIT INDEX

Exhibit
Number	Description

Exhibit T3A.1	Certificate of Incorporation of Ambassadors International, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1 (Registration No. 33-93586))

Exhibit T3A.2	Certificate of Amendment to Certificate of Incorporation of Ambassadors International, Inc. (incorporated by reference to Appendix A of our Definitive Proxy Statement filed on April 18, 2007)

Exhibit T3B.1	Amended and Restated Bylaws of Ambassadors International, Inc. (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed April 10, 2008)

Exhibit T3C.1	Form of Indenture between the Company and the Trustee (to be filed by amendment)

Exhibit T3D	Not applicable

Exhibit T3E.1	Offer to Exchange (to be filed by amendment)

Exhibit T3E.2	Letter of Transmittal (to be filed by amendment)

Exhibit T3E.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (to be filed by amendment)

Exhibit T3E.4	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (to be filed by amendment)

Exhibit T3F.1	Cross reference sheet showing the location in the New Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939, as amended (to be filed by amendment)

Exhibit 25.1	Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939, as amended (to be filed by amendment)